UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2020
Commission File Number: 001-38438
Spotify Technology S.A.
(Translation of registrant's name into English)

42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐    No  ☒

Spotify Technology S.A.
Interim condensed consolidated financial statements
For the three and nine months ended September 30, 2020

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements
Interim condensed consolidated statement of operations
(Unaudited)
(in € millions, except share and per share data)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
Revenue	5	1,975	1,731	5,712	4,909
Cost of revenue		1,486	1,290	4,272	3,661
Gross profit		489	441	1,440	1,248
Research and development		176	136	605	442
Sales and marketing		256	178	735	550
General and administrative		97	73	324	252
		529	387	1,664	1,244
Operating (loss)/income		(40)	54	(224)	4
Finance income	6	14	226	90	268
Finance costs	6	(90)	(10)	(396)	(230)
Finance income/(costs) - net		(76)	216	(306)	38
(Loss)/income before tax		(116)	270	(530)	42
Income tax (benefit)/expense	7	(15)	29	(74)	19
Net (loss)/income attributable to owners of the parent		(101)	241	(456)	23

(Loss)/earnings per share attributable to owners of the parent
Basic	8	(0.53)	1.34	(2.44)	0.13
Diluted	8	(0.58)	0.36	(2.44)	0.09
Weighted-average ordinary shares outstanding
Basic	8	188,842,828	179,863,596	186,821,414	180,292,670
Diluted	8	189,054,064	188,477,554	186,821,414	185,788,598

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive (loss)/income
(Unaudited)
(in € millions)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
Net (loss)/income attributable to owners of the parent		(101)	241	(456)	23
Other comprehensive income/(loss)
Items that may be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	13, 19	(2)	—	5	6
Change in net unrealized gain or loss on cash flow hedging instruments	13, 19	(1)	(2)	5	—
Change in foreign currency translation adjustment		(23)	10	(25)	12
Items not to be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Gains/(losses) in the fair value of long term investments	13, 19	72	(163)	246	25
Other comprehensive income/(loss) for the period (net of tax)		46	(155)	231	43
Total comprehensive (loss)/income for the period attributable to owners of the parent		(55)	86	(225)	66

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position
(in € millions)

	Note	September 30, 2020	December 31, 2019
		(Unaudited)
Assets
Non-current assets
Lease right-of-use assets	9	459	489
Property and equipment	10	299	291
Goodwill	11	595	478
Intangible assets	11	82	58
Long term investments	19	1,811	1,497
Restricted cash and other non-current assets	12	66	69
Deferred tax assets	7	13	9
		3,325	2,891
Current assets
Trade and other receivables	15	392	402
Income tax receivable		4	4
Short term investments	19	719	692
Cash and cash equivalents		1,182	1,065
Other current assets		142	68
		2,439	2,231
Total assets		5,764	5,122
Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		4,539	4,192
Treasury shares	13	(175)	(370)
Other reserves	13	1,267	924
Accumulated deficit		(3,165)	(2,709)
Equity attributable to owners of the parent		2,466	2,037
Non-current liabilities
Lease liabilities	9	592	622
Accrued expenses and other liabilities	17	39	20
Provisions	18	2	2
Deferred tax liabilities	7	1	2
		634	646
Current liabilities
Trade and other payables	16	615	549
Income tax payable		5	9
Deferred revenue		363	319
Accrued expenses and other liabilities	17	1,600	1,438
Provisions	18	20	13
Derivative liabilities	19	61	111
		2,664	2,439
Total liabilities		3,298	3,085
Total equity and liabilities		5,764	5,122

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity
(Unaudited)
(in € millions)

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2020		—	4,192	(370)	924	(2,709)	2,037
Income for the period		—	—	—	—	1	1
Other comprehensive loss		—	—	—	(140)	—	(140)
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	14	—	(113)	190	—	—	77
Restricted stock units withheld for employee taxes		—	—	—	(3)	—	(3)
Share-based payments	14	—	—	—	39	—	39
Income tax impact associated with share-based payments		—	—	—	2	—	2
Balance at March 31, 2020		—	4,079	(180)	822	(2,708)	2,013
Loss for the period		—	—	—	—	(356)	(356)
Other comprehensive income		—	—	—	325	—	325
Issuance of shares upon exercise of stock options and restricted stock units	14	—	96	5	—	—	101
Restricted stock units withheld for employee taxes		—	—	—	(5)	—	(5)
Share-based payments	14	—	—	—	51	—	51
Income tax impact associated with share-based payments		—	—	—	(6)	—	(6)
Balance at June 30, 2020		—	4,175	(175)	1,187	(3,064)	2,123
Loss for the period		—	—	—	—	(101)	(101)
Other comprehensive income		—	—	—	46	—	46
Issuance of shares upon exercise of stock options and restricted stock units	14	—	97	—	—	—	97
Issuance of shares upon effective net settlement of warrants	19	—	267	—	—	—	267
Restricted stock units withheld for employee taxes		—	—	—	(11)	—	(11)
Share-based payments	14	—	—	—	46	—	46
Income tax impact associated with share-based payments		—	—	—	(1)	—	(1)
Balance at September 30, 2020		—	4,539	(175)	1,267	(3,165)	2,466

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2019		—	3,801	(77)	875	(2,523)	2,076
Loss for the period		—	—	—	—	(142)	(142)
Other comprehensive income		—	—	—	522	—	522
Issuance of share-based payments in conjunction with business combinations	4	—	—	—	13	—	13
Repurchases of ordinary shares	13	—	—	(121)	—	—	(121)
Issuance of shares upon exercise of stock options and restricted stock units	14	—	33	—	—	—	33
Share-based payments	14	—	—	—	27	—	27
Income tax impact associated with share-based payments		—	—	—	54	—	54
Balance at March 31, 2019		—	3,834	(198)	1,491	(2,665)	2,462
Loss for the period		—	—	—	—	(76)	(76)
Other comprehensive loss		—	—	—	(324)	—	(324)
Repurchases of ordinary shares	13	—	—	(167)	—	—	(167)
Issuance of shares upon exercise of stock options and restricted stock units	14	—	20	—	—	—	20
Restricted stock units withheld for employee taxes		—	—	—	(1)	—	(1)
Share-based payments	14	—	—	—	38	—	38
Income tax impact associated with share-based payments		—	—	—	(7)	—	(7)
Balance at June 30, 2019		—	3,854	(365)	1,197	(2,741)	1,945
Income for the period		—	—	—	—	241	241
Other comprehensive loss		—	—	—	(155)	—	(155)
Repurchases of ordinary shares	13	—	—	(129)	—	—	(129)
Issuance of shares upon exercise of stock options and restricted stock units	14	—	30	—	—	—	30
Restricted stock units withheld for employee taxes		—	—	—	(3)	—	(3)
Share-based payments	14	—	—	—	32	—	32
Income tax impact associated with share-based payments		—	—	—	(19)	—	(19)
Balance at September 30, 2019		—	3,884	(494)	1,052	(2,500)	1,942

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows
(Unaudited)
(in € millions)

		Nine months ended September 30,
	Note	2020	2019
Operating activities
Net (loss)/income		(456)	23
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment and lease right-of-use assets	9, 10	65	51
Amortization of intangible assets	11	17	12
Share-based payments expense	14	133	94
Finance income	6	(90)	(268)
Finance costs	6	396	230
Income tax (benefit)/expense	7	(74)	19
Other		3	(1)
Changes in working capital:
Increase in trade receivables and other assets		(93)	(13)
Increase in trade and other liabilities		243	232
Increase in deferred revenue		50	44
Increase/(decrease) in provisions	18	6	(36)
Interest paid on lease liabilities	9	(43)	(25)
Interest received		3	12
Income tax paid		(8)	(4)
Net cash flows from operating activities		152	370
Investing activities
Business combinations, net of cash acquired	4	(137)	(331)
Purchases of property and equipment	10	(43)	(103)
Purchases of short term investments	19	(948)	(670)
Sales and maturities of short term investments	19	916	998
Change in restricted cash	12	—	4
Other		(28)	(11)
Net cash flows used in investing activities		(240)	(113)
Financing activities
Proceeds from exercise of stock options	14	274	83
Proceeds from issuance of warrants	19	—	15
Repurchases of ordinary shares	13	—	(408)
Payments of lease liabilities	9	(16)	(13)
Lease incentives received	9	13	15
Other		(19)	(4)
Net cash flows from/(used in) financing activities		252	(312)
Net increase/(decrease) in cash and cash equivalents		164	(55)
Cash and cash equivalents at beginning of the period		1,065	891
Net foreign exchange (losses)/gains on cash and cash equivalents		(47)	41
Cash and cash equivalents at September 30		1,182	877
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Deferred consideration liability recognized in conjunction with business combination	4	32	2
Recognition of lease right-of-use asset in exchange for lease liabilities	9	23	114
Purchases of property and equipment in trade and other liabilities	10	20	14
Repurchases of ordinary shares in trade and other liabilities	13	—	13
Issuance of shares upon effective net settlement of warrants	19	267	—

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements
(Unaudited)

1.Corporate information
Spotify Technology S.A. (the "Company" or "parent") is a public limited company incorporated and domiciled in Luxembourg. The Company's registered office is 42-44 avenue de la Gare, L-1610, Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (the "Group," "we," "us," or "our") is audio streaming. The Group's premium service ("Premium Service") provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. The Premium Service offers a music listening experience without commercial breaks. The Group's ad-supported service ("Ad-Supported Service," and together with the Premium Service, the "Service") has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.
2.Basis of preparation and summary of significant accounting policies
The interim condensed consolidated financial statements of Spotify Technology S.A. for the three and nine months ended September 30, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group's consolidated financial statements for the year ended December 31, 2019, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.
New and amended standards and interpretations adopted by the Group
The IASB has issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether or not an acquired set of activities and assets is a business. It has also issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies to align the definition of "material" across the standards and to clarify certain aspects of the definition. The Group has adopted these amendments as of January 1, 2020. There was no impact on the Group's accounting policies or the interim condensed consolidated financial statements. There are no other IFRS or IFRIC interpretations effective as of January 1, 2020 that are expected to have a material impact.
3.Critical accounting estimates and judgments
In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2019.
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.
4.Business combinations
Bill Simmons Media Group, LLC
On March 6, 2020, the Group acquired 100% of Bill Simmons Media Group, LLC ("The Ringer"), a leading creator of sports, entertainment, and pop culture content. The acquisition allows the Group to expand its content offering, audience reach, and podcast monetization.
The fair value of the purchase consideration was €170 million, comprising €138 million in cash paid at closing and a liability of €32 million, being the present value of payments of €44 million over five years. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €140 million has been recorded to goodwill, €26 million to acquired intangible assets, €1 million to cash and cash equivalents, and €3 million to other tangible net assets. The Group incurred €3 million in acquisition related costs, which were recognized as general and administrative expenses.

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an increase in content development capabilities, an experienced workforce, and expected future synergies. The goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.
The intangible assets, which consist of trade names, were valued by the Group using the relief from royalty method under the income approach. The relief from royalty method is based on the application of a royalty rate to forecasted revenue under the trade names. The assets have useful lives ranging from five to eight years.
In addition to the purchase consideration there are cash payments of €47 million that are contingent on the continued employment of certain Ringer employees. In addition, €12 million of equity instruments were offered to and accepted by certain Ringer employees, which have vesting conditions contingent on continued employment and are accounted for as equity-settled share-based payment transactions. These cash payments and share-based payment transactions are recognized as post-combination expense over employment service periods of up to five years, if not forfeited by the employees.
For the three and nine months ended September 30, 2020, revenue and operating results of The Ringer were not significant to the Group's condensed consolidated statement of operations.
5.Segment information
The Group has two reportable segments: Premium and Ad-Supported. The Premium Service is a paid service in which customers can listen on-demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported Service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. Effective January 1, 2020, all podcast content costs are recorded in the Ad-Supported segment. Certain reclassifications have been made to the amounts for prior year in order to conform to the current year's presentation. The remaining costs that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. The operations of businesses acquired during 2019 and 2020 are included in the Ad-Supported segment. No operating segments have been aggregated to form the reportable segments.
Key financial performance measures of the segments including revenue, cost of revenue, and gross profit/(loss) are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in € millions)
Premium
Revenue	1,790	1,561	5,248	4,448
Cost of revenue	1,302	1,142	3,784	3,254
Gross profit	488	419	1,464	1,194
Ad-Supported
Revenue	185	170	464	461
Cost of revenue	184	148	488	407
Gross profit/(loss)	1	22	(24)	54
Consolidated
Revenue	1,975	1,731	5,712	4,909
Cost of revenue	1,486	1,290	4,272	3,661
Gross profit	489	441	1,440	1,248

Reconciliation of gross profit

Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group's loss before tax is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in € millions)
Segment gross profit	489	441	1,440	1,248
Research and development	(176)	(136)	(605)	(442)
Sales and marketing	(256)	(178)	(735)	(550)
General and administrative	(97)	(73)	(324)	(252)
Finance income	14	226	90	268
Finance costs	(90)	(10)	(396)	(230)
(Loss)/income before tax	(116)	270	(530)	42

Revenue by country

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in € millions)
United States	739	654	2,126	1,837
United Kingdom	208	182	611	527
Luxembourg	1	1	3	3
Other countries	1,027	894	2,972	2,542
	1,975	1,731	5,712	4,909

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in "Other countries."
6.Finance income and costs

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 19)	9	182	49	182
Interest income	3	8	14	24
Other finance income	2	—	7	1
Foreign exchange gains	—	36	20	61
Total	14	226	90	268
Finance costs
Fair value movements on derivative liabilities (Note 19)	(27)	—	(271)	(178)
Interest expense on lease liabilities	(10)	(9)	(31)	(28)
Other finance costs	(5)	(1)	(9)	(5)
Foreign exchange losses	(48)	—	(85)	(19)
Total	(90)	(10)	(396)	(230)

7.Income tax
The effective tax rates for the three months ended September 30, 2020 and 2019 were 13.3% and 10.6%, respectively. The effective tax rates for the nine months ended September 30, 2020 and 2019 were 13.9% and 45.6%, respectively. Drivers of the Group's effective tax rate include the tax impact of share-based payments, discrete benefits due to fair value gains, and unrecognized tax losses in certain jurisdictions. The Group operates in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group's earnings and the applicable tax rates in the various jurisdictions where the Group operates.
For the three and nine months ended September 30, 2020, the income tax benefit of €15 million and €74 million, respectively, was due primarily to the recognition of deferred taxes as a result of the unrealized increase in the fair value of the Group's long term investment in Tencent Music Entertainment Group ("TME"). For the three and nine months ended September 30, 2019, the income tax expense of €29 million and €19 million, respectively, was due primarily to a decrease in the recognition of deferred taxes as a result of the unrealized decrease in the fair value of the Group's long term investment in TME and the current impact of stock option exercises.
Gross tax provisions were €2 million and €1 million as of September 30, 2020 and December 31, 2019, respectively. Interest and penalties included in income tax (benefit)/expense were not material in any of the periods presented. Transactions recorded through other comprehensive income have been shown net of their tax impact, as applicable, based on currently enacted tax laws.
Net deferred tax assets of €12 million and €7 million have been recorded in the condensed consolidated statement of financial position as of September 30, 2020 and December 31, 2019, respectively. In evaluating the probability of realizing the deferred tax assets, the Group considered all available positive and negative evidence of future tax profit, including past operating results and the forecast of market growth and earnings. As of September 30, 2020 and December 31, 2019, deferred tax assets of €500 million and €379 million have not been recognized.
8. (Loss)/earnings per share
Basic (loss)/earnings per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted (loss)/earnings per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. The Group's potential ordinary shares consist of incremental shares issuable upon the assumed exercise of stock options and warrants, and the incremental shares issuable upon the assumed vesting of unvested restricted stock units, restricted stock awards, and other contingently issuable shares, excluding all anti-dilutive ordinary shares outstanding during the period. The computation of (loss)/earnings per share for the respective periods is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in € millions, except share and per share data)
Basic (loss)/earnings per share
Net (loss)/income attributable to owners of the parent	(101)	241	(456)	23
Shares used in computation:
Weighted-average ordinary shares outstanding	188,842,828	179,863,596	186,821,414	180,292,670
Basic (loss)/earnings per share attributable to owners of the parent	(0.53)	1.34	(2.44)	0.13

Diluted (loss)/earnings per share
Net (loss)/income attributable to owners of the parent	(101)	241	(456)	23
Fair value gains on dilutive warrants	(9)	(173)	—	(7)
Net (loss)/income used in the computation of diluted (loss)/earnings per share	(110)	68	(456)	16
Shares used in computation:
Weighted-average ordinary shares outstanding	188,842,828	179,863,596	186,821,414	180,292,670
Warrants	211,236	3,867,477	—	563,692
Stock options	—	4,436,345	—	4,680,634
Restricted stock units	—	157,623	—	125,197
Restricted stock awards	—	50,623	—	47,223
Other contingently issuable shares	—	101,890	—	79,182
Diluted weighted-average ordinary shares	189,054,064	188,477,554	186,821,414	185,788,598
Diluted (loss)/earnings per share attributable to owners of the parent	(0.58)	0.36	(2.44)	0.09
Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Stock options	9,502,640	4,600,980	9,502,640	4,606,940
Restricted stock units	1,373,192	22,696	1,373,192	22,696
Restricted stock awards	41,280	—	41,280	—
Other contingently issuable shares	156,190	—	156,190	—
Warrants	—	800,000	800,000	5,920,000

9.Leases
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are between one and fourteen years. The Group currently does not act in the capacity of a lessor.

Below is the roll-forward of lease right-of-use assets:

Right-of-use assets
(in € millions)
Cost
At January 1, 2020	587
Increases	23
Exchange differences	(20)
At September 30, 2020	590
Accumulated depreciation
At January 1, 2020	(98)
Depreciation charge	(37)
Exchange differences	4
At September 30, 2020	(131)
Cost, net accumulated depreciation
At January 1, 2020	489
At September 30, 2020	459
Below is the maturity analysis of lease liabilities:

Lease liabilities	September 30, 2020
Maturity Analysis	(in € millions)
Less than one year	80
One to five years	326
More than five years	515
Total lease commitments	921
Impact of discounting remaining lease payments	(289)
Lease incentives receivable	(20)
Total lease liabilities	612
Lease liabilities included in the condensed consolidated statement of financial position
Current	20
Non-current	592
Total	612
Excluded from the lease commitments above are short-term leases. Expenses relating to short term leases were approximately €2 million and €4 million for the three months ended September 30, 2020 and 2019, respectively, and €7 million and €11 million for the nine months ended September 30, 2020 and 2019, respectively. Additionally, the Group has entered into certain lease agreements with approximately €12 million of commitments, which have not commenced as of September 30, 2020, and as such, have not been recognized in the condensed consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the condensed consolidated statement of financial position as of September 30, 2020 was 6.3%.

10.Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2020	54	295	349
Increases	3	45	48
Exchange differences	(2)	(13)	(15)
At September 30, 2020	55	327	382
Accumulated depreciation
At January 1, 2020	(29)	(29)	(58)
Depreciation charge	(7)	(21)	(28)
Exchange differences	1	2	3
At September 30, 2020	(35)	(48)	(83)
Cost, net accumulated depreciation
At January 1, 2020	25	266	291
At September 30, 2020	20	279	299
The Group had €52 million and €15 million of leasehold improvements that were not placed into service as of September 30, 2020 and December 31, 2019, respectively.
11.     Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2020	45	47	92	478	570
Additions	17	—	17	—	17
Acquisition, business combination (Note 4)	—	26	26	140	166
Exchange differences	—	(2)	(2)	(23)	(25)
At September 30, 2020	62	71	133	595	728
Accumulated amortization
At January 1, 2020	(19)	(15)	(34)	—	(34)
Amortization charge	(8)	(9)	(17)	—	(17)
At September 30, 2020	(27)	(24)	(51)	—	(51)
Cost, net accumulated amortization
At January 1, 2020	26	32	58	478	536
At September 30, 2020	35	47	82	595	677

Amortization charges related to intangible assets of €5 million and €3 million are included in research and development in the condensed consolidated statement of operations during the three months ended September 30, 2020 and 2019, respectively. Amortization charges related to intangible assets of €12 million and €10 million are included in research and development in the condensed consolidated statement of operations during the nine months ended September 30, 2020 and 2019, respectively. There were no impairment charges for goodwill or intangible assets for the three and nine months ended September 30, 2020 and 2019.

12.     Restricted cash and other non-current assets

	September 30, 2020	December 31, 2019
	(in € millions)
Restricted cash
Lease deposits and guarantees	50	54
Other	3	1
Other non-current assets	13	14
	66	69

13.     Equity and other reserves
As of September 30, 2020 and December 31, 2019, the Company had 192,614,910 and 187,492,667 ordinary shares issued and fully paid, respectively, with 3,028,747 and 3,166,710 ordinary shares held as treasury shares, respectively.
For the three and nine months ended September 30, 2020, the Company repurchased 2,026,000 and 4,038,200 of its own ordinary shares, respectively, and reissued 1,166,443 and 4,176,163 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares. For the three and nine months ended September 30, 2019, the Company repurchased 1,130,625 and 3,522,930 of its own ordinary shares, respectively, and reissued 636,973 and 1,913,768 treasury shares, respectively, upon the exercise of stock options and restricted stock units.
On April 6 and July 10, 2020, the Company issued 2,012,200 and 2,026,000 ordinary shares, respectively, to its Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit releases under the Company’s stock option and restricted stock unit plans.
On July 13, 2020, the Company issued 1,084,043 ordinary shares and 10,840,430 beneficiary certificates upon the effective net settlement of 1,600,000 outstanding warrants. Refer to Note 21.
As of September 30, 2020 and December 31, 2019, the Group's founders held 368,614,840 and 378,201,910 beneficiary certificates, respectively.

Other reserves

	2020	2019
	(in € millions)
Currency translation
At January 1	(11)	(15)
Currency translation	(25)	12
At September 30	(36)	(3)
Short term investments
At January 1	1	(4)
Gains on fair value that may be subsequently reclassified to condensed consolidated statement of operations	9	7
(Gains)/losses reclassified to condensed consolidated statement of operations	(3)	1
Deferred tax	(1)	(2)
At September 30	6	2
Long term investments
At January 1	444	561
Gains on fair value not to be subsequently reclassified to condensed consolidated statement of operations	310	31
Deferred tax	(64)	(6)
At September 30	690	586
Cash flow hedges
At January 1	(4)	(1)
Gains/(losses) on fair value that may be subsequently reclassified to condensed consolidated statement of operations	11	(1)
(Gains)/losses reclassified to revenue	(13)	2
Losses/(gains) reclassified to cost of revenue	9	(1)
Deferred tax	(2)	—
At September 30	1	(1)
Share-based payments
At January 1	494	334
Share-based payments	136	97
Income tax impact associated with share-based payments	(5)	28
Issuance of share-based payments in conjunction with business combinations	—	13
Restricted stock units withheld for employee taxes	(19)	(4)
At September 30	606	468
Other reserves at September 30	1,267	1,052

14.     Share-based payments
The expense recognized in the condensed consolidated statement of operations for share-based payments is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in € millions)
Cost of revenue	3	1	6	3
Research and development	22	14	63	44
Sales and marketing	9	7	26	21
General and administrative	12	9	38	26
	46	31	133	94
In connection with the acquisitions of Anchor FM Inc. ("Anchor") during the first quarter of 2019 and The Ringer during the first quarter of 2020, the Company granted 162,320 and 34,450 equity instruments to certain employees of Anchor and The Ringer, respectively. Each instrument effectively represents one ordinary share of the Company, which will be issued to the holder upon vesting. The instruments vest annually over a four-year and five-year period, respectively, from the acquisition date, and vesting of the instruments is contingent on continued employment. The instruments are accounted for as equity-settled share-based payment transactions and are measured based on the fair market value of the underlying ordinary shares on the date of grant. The grant date fair value of each equity instrument granted to certain employees of Anchor and The Ringer was US$145.21 and US$145.14, respectively.
During the nine months ended September 30, 2020, the Company implemented a new restricted stock unit ("RSU") program for employees and for members of its Board of Directors (together, the "2020 RSU Plans"). Both are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to participants under the 2020 RSU Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested four years from date of grant.
Activity in the Group's RSUs, restricted stock awards ("RSAs"), and other contingently issuable shares outstanding and related information is as follows:

	RSUs		RSAs		Other
	Number of RSUs	Weighted average grant date fair value	Number of RSAs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$		US$
Outstanding at January 1, 2020	638,350	134.79	41,280	90.65	162,320	145.21
Granted	1,046,818	154.56	—	—	34,450	145.14
Forfeited	(60,765)	138.96	—	—	—	—
Released	(251,211)	134.20	—	—	(40,580)	145.21
Outstanding at September 30, 2020	1,373,192	149.79	41,280	90.65	156,190	145.19

In the table above, the number of RSUs released include ordinary shares that the Group has withheld for settlement of employees' tax obligations due upon the vesting of RSUs.

During the nine months ended September 30, 2020, the Company implemented a new Employee Stock Option Plan and Director Stock Option Plan (together, the "2020 Stock Option Plans"), under which stock options of the Company are granted to executives and employees of the Group and to members of the Company's Board of Directors. For options granted under the 2020 Stock Option Plans, the exercise price is equal to the fair value of the ordinary shares on grant date or equal to 150% of the fair value of the ordinary shares on the grant date. The exercise price is included in the grant date fair value of the award. The options granted to participants under the 2020 Stock Option Plans have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested. The options are granted with a term of five years.

Activity in the Group's stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2020	12,153,772	107.68
Granted	2,143,487	168.55
Forfeited	(754,190)	128.58
Exercised	(3,986,106)	77.28
Expired	(54,323)	146.81
Outstanding at September 30, 2020	9,502,640	132.28
Exercisable at January 1, 2020	5,553,650	84.18
Exercisable at September 30, 2020	3,873,981	108.21
The weighted-average contractual life for the stock options outstanding at September 30, 2020 was 3.1 years. The weighted average share price at exercise for options exercised during the nine months ended September 30, 2020 was US$187.47. The weighted average fair value of options granted during the nine months ended September 30, 2020 was US$34.78 per option.

The following table lists the inputs to the Black-Scholes option-pricing models used for share-based payments for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Expected volatility (%)	33.4 - 38.6	30.1 - 33.4	30.0 - 38.6	30.1 - 35.2
Risk-free interest rate (%)	0.1 - 0.3	1.4 - 1.8	0.1 - 1.7	1.4 - 2.6
Expected life of stock options (years)	2.6 - 4.8	2.5 - 4.8	2.6 - 4.8	2.5 - 4.8
Weighted average share price (US$)	277.49	141.73	154.21	138.16

15.Trade and other receivables

	September 30, 2020	December 31, 2019
	(in € millions)
Trade receivables	274	302
Less: allowance for expected credit losses	(4)	(5)
Trade receivables - net	270	297
Other	122	105
	392	402

16.Trade and other payables

	September 30, 2020	December 31, 2019
	(in € millions)
Trade payables	424	377
Value added tax and sales taxes payable	169	148
Other current liabilities	22	24
	615	549

17.Accrued expenses and other liabilities

	September 30, 2020	December 31, 2019
	(in € millions)
Non-current
Other accrued liabilities	39	20
	39	20
Current
Accrued fees to rights holders	1,183	1,153
Accrued salaries, vacation, and related taxes	66	54
Accrued social costs for options and RSUs	118	64
Other accrued expenses	233	167
	1,600	1,438

18.Provisions

	Legal contingencies	Indirect tax	Other	Total
	(in € millions)
Carrying amount at January 1, 2020	5	4	6	15
Charged/(credited) to the condensed statement of operations:
Additional provisions	2	7	6	15
Reversal of unutilized amounts	(1)	—	(5)	(6)
Utilized	(2)	—	—	(2)
Carrying amount at September 30, 2020	4	11	7	22
As at January 1, 2020
Current portion	5	4	4	13
Non-current portion	—	—	2	2
As at September 30, 2020
Current portion	4	11	5	20
Non-current portion	—	—	2	2

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group's financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated.
19.Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group's currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the condensed consolidated statement of operations was approximately €935 million and €677 million, respectively, as of September 30, 2020, and approximately €888 million and €650 million, respectively, as of December 31, 2019.

Fair values

The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, the Group's financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)	September 30, 2020
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	211	32	—	243
Agency securities	—	5	—	5
Corporate notes	—	279	—	279
Collateralized reverse purchase agreements	—	192	—	192
Derivatives (designated for hedging):
Foreign exchange forwards	—	10	—	10
Long term investments	1,782	—	29	1,811
Total financial assets at fair value	1,993	518	29	2,540
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	53	53
Derivatives (designated for hedging):
Foreign exchange forwards	—	8	—	8
Contingent consideration	—	—	27	27
Total financial liabilities at fair value	—	8	80	88

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)	December 31, 2019
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	229	39	—	268
Agency securities	—	5	—	5
Corporate notes	—	263	—	263
Collateralized reverse purchase agreements	—	156	—	156
Derivatives (designated for hedging):
Foreign exchange forwards	—	8	—	8
Long term investments	1,481	—	16	1,497
Total financial assets at fair value	1,710	471	16	2,197
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	98	98
Derivatives (designated for hedging):
Foreign exchange forwards	—	13	—	13
Contingent consideration	—	—	27	27
Total financial liabilities at fair value	—	13	125	138

The Group's policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the nine months ended September 30, 2020, there were no transfers between levels in the fair value hierarchy.

Recurring fair value measurements
Long term investment - Tencent Music Entertainment Group
The Group's approximate 8% investment in TME is carried at fair value through other comprehensive income. The fair value of ordinary shares of TME is based on the ending New York Stock Exchange American depository share price. The fair value of the investment in TME may vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, USD to Euro exchange rate and systemic risks of the equity markets overall.
The table below presents the changes in the investment in TME:

	2020	2019
	(in € millions)
At January 1	1,481	1,630
Changes in fair value recorded in other comprehensive income	301	27
At September 30	1,782	1,657
The impact on the fair value of the Group's long term investment in TME with a decrease or increase of TME's share price used to value the Group's equity interests of 10% results in a range of €1,604 million to €1,961 million at September 30, 2020.
The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.
Warrants
On July 13, 2020, the Company issued 1,084,043 ordinary shares and 10,840,430 beneficiary certificates to Daniel Ek, the Company's Chief Executive Officer, through D.G.E. Investments Limited, an entity indirectly wholly owned by him, upon the effective net settlement of the 1,600,000 warrants that were granted on July 13, 2017.
As of September 30, 2020 and December 31, 2019, the number of outstanding warrants was 800,000 and 2,400,000, respectively.
The outstanding warrants are valued using a Black-Scholes option-pricing model. Assumptions used to estimate the fair value of the warrants in the option pricing model are as follows:

September 30, 2020
Expected term (years)	1.8
Risk free rate (%)	0.1
Volatility (%)	45.0
Share price (US$)	242.57

The table below presents the changes in the warrants liability:

	2020	2019
	(in € millions)
At January 1	98	333
Issuance of warrants for cash	—	15
Issuance of ordinary shares upon effective net settlement of warrants	(267)	—
Non-cash changes recognized in condensed consolidated statement of operations
Changes in fair value	226	(27)
Effect of changes in foreign exchange rates	(4)	23
At September 30	53	344

The impact on the fair value of the outstanding warrants with a decrease or increase in the Company's ordinary share price of 10% results in a range of €41 million to €65 million at September 30, 2020.
Contingent consideration
On April 1, 2019, the Group acquired Cutler Media, LLC ("Parcast"), a premier storytelling podcast studio. Included in the purchase price was €13 million related to the estimated fair value of contingent consideration. The contingent consideration is valued by the Group using a simulation of user engagement outcomes. The change in the fair value of the contingent consideration is recognized within general and administrative expenses in the condensed consolidated statement of operations.

The table below presents the changes in the contingent consideration liability:

	2020	2019
	(in € millions)
At January 1	27	—
Initial recognition of contingent consideration included in purchase consideration of acquisition	—	13
Contingent consideration payments	(7)	—
Non-cash changes recognized in condensed consolidated statement of operations
Changes in fair value	7	1
At September 30	27	14
As of September 30, 2020, the remaining maximum potential contingent consideration payout is €34 million over the next two years.
20.     Commitments and contingencies
Commitments
The Group is subject to the following minimum guarantees relating to the content on its service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content:

	September 30, 2020	December 31, 2019
	(in € millions)
Not later than one year	549	657
Later than one year but not more than 5 years	3,748	383
	4,297	1,040

In addition, the Group is subject to the following various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast commitments:

	September 30, 2020	December 31, 2019
	(in € millions)
Not later than one year	322	56
Later than one year but not more than 5 years	635	144
	957	200

Contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include, but are not limited to, matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group's service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group's royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group's operations or its financial position, liquidity, or results of operations.

On February 25, 2019, Warner/Chappell Music Limited ("WCM") filed a lawsuit against the Group in the High Court of Bombay, India, alleging that the Group sought to exploit WCM's copyrights in musical compositions in India without obtaining a license. On January 13, 2020, WCM and the Group resolved the dispute, and on January 14, 2020, the High Court of Bombay, India, disposed of the lawsuit. On April 22, 2019, Saregama India Limited ("Saregama") filed a lawsuit against us in the High Court of Delhi, India, alleging copyright infringement, and has sought injunctive relief. Saregama and the Group resolved the dispute via an agreement dated March 30, 2020.

As of April 2019, the Group's settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may, nevertheless, file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against us in the U.S. District Court for the Middle District of Tennessee, alleging both that the Group does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and, thus, not valid law. The Group intends to vigorously defend this lawsuit, including plaintiffs' challenges to the limitation of liability in the Music Modernization Act.

On August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license in Section 115 of the Copyright Act of 1976 and to a number of direct licenses that we have with music publishers. Until the rates are determined, our recorded royalty costs both retrospectively and prospectively will be based on management estimates of the rates that will apply. When the rates are determined anew, these could either benefit or adversely affect our results of operations and financial condition.

21.     Related Parties
On July 13, 2020, the Company issued 1,084,043 ordinary shares and 10,840,430 beneficiary certificates to Daniel Ek, the Company's Chief Executive Officer, through D.G.E. Investments Limited, an entity indirectly wholly owned by him, upon the effective net settlement of the 1,600,000 warrants that were granted on July 13, 2017.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Special Note Regarding Forward-Looking Statements

This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "seek," "believe," "estimate," "predict," "potential," "continue," "contemplate," "possible," and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•our ability to attract prospective users and to retain existing users;
•competition for users and user listening time;
•our dependence upon third-party licenses for most of the content we stream;
•our lack of control over the providers of our content and their effect on our access to music and other content;
•our ability to comply with the many complex license agreements to which we are a party;
•our ability to accurately estimate the amounts payable under our license agreements;
•the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;
•our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;
•new copyright legislation that may increase the cost and/or difficulty of music licensing;
•risks associated with our international expansion, including difficulties obtaining rights to stream content on favorable terms;
•our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;
•our ability to expand our operations to deliver content beyond music, including podcasts;
•potential breaches of our security systems;
•assertions by third parties of infringement or other violations by us of their intellectual property rights;
•our ability to accurately estimate our user metrics and other estimates;
•risks associated with manipulation of stream counts and user accounts and unauthorized access to our services;
•changes in legislation or governmental regulations affecting us;
•risks relating to privacy and protection of user data;
•our ability to maintain, protect, and enhance our brand;
•ability to hire and retain key personnel;
•risks relating to the acquisition, investment, and disposition of companies or technologies;
•tax-related risks;
•the concentration of voting power among our founders who have, and will continue to have, substantial control over our business;
•risks related to our status as a foreign private issuer;
•international, national or local economic, social or political conditions;
•risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and
•the impact of the COVID-19 pandemic on our business and operations, including any adverse impact on advertising revenue or subscriber acquisition and retention.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under Part II, Item 1A. "Risk Factors" below, Item 3.D. "Risk Factors" in our Annual Report on

Form 20-F for the year ended December 31, 2019 ("Annual Report on Form 20-F"), and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.

Investors and others should note that we announce material financial information to our investors using our Investors website (investors.spotify.com), SEC filings, press releases, public conference calls, and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our services, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the channels listed on our Investors website.

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

We are the most popular global audio streaming subscription service. We currently have a presence in 92 countries and territories and growing, including our latest expansion into 13 countries in Europe in July 2020. Our platform includes 320 million monthly active users ("MAUs") and 144 million Premium Subscribers (as defined below) as of September 30, 2020.

Our users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 27% year-over-year, as of September 30, 2020, to 144 million. Our 320 million MAUs have grown 29% year-over-year, as of September 30, 2020.
Our results reflect the effects of our bi-annual trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run bi-annual trial programs in the summer and winter, which typically begin in the middle of the second and fourth quarters. Historically, discounted trial programs have led to decreases in gross margin in the first and third quarter of each year as discounted trial costs are included in costs of revenue, while the costs of providing free trials are included in sales and marketing expense and do not impact gross margin. For the nine months ended September 30, 2020, we offered relatively more free trials compared to discounted trials than during comparable periods in prior years, and, as a result, there is less impact on gross margin.

For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
Acquisition
On March 6, 2020, we acquired Bill Simmons Media Group, LLC ("The Ringer"), a leading creator of sports, entertainment, and pop culture content, for a total purchase consideration of €170 million. The acquisition allows us to expand our content offering, audience reach, and podcast monetization.
Podcast licensing
During the second quarter of 2020, we entered into a multi-year exclusive licensing deal with The Joe Rogan Experience, which debuted on Spotify in September 2020 and will become exclusive on the platform in December 2020. We continue to enter into license agreements with producers, publishers, and creators to enhance our podcast content offerings.
Key Performance Indicators

We use certain key performance indicators to monitor and manage our business. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do.

MAUs
We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of users of our Ad-Supported Service ("Ad-Supported Users") and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. Fraudulent accounts typically are created by bots to inflate content licensing payments to individual rights holders. We strive to detect and minimize these fraudulent accounts. Our MAUs in the tables below are inclusive of users that may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under Part II, Item 1A. "Risk Factors" below, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F, and in our other filings with the SEC.

The table below sets forth our monthly active users as of September 30, 2020 and 2019.

	As of September 30
	2020	2019	Change
	(in millions, except percentages)
MAUs	320	248	72	29%

MAUs were 320 million as of September 30, 2020 and 248 million as of September 30, 2019, which represented an increase of 29%. MAUs benefited from our continued investment in driving the growth of our Service, both through geographic expansion and consumer marketing. MAUs also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased user engagement and customer satisfaction.

Premium Subscribers
We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of September 30, 2020 and 2019.

	As of September 30
	2020	2019	Change
	(in millions, except percentages)
Premium Subscribers	144	113	31	27%

Premium Subscribers were 144 million as of September 30, 2020 and 113 million as of September 30, 2019, which represented an increase of 27%. The Family Plan was a meaningful contributor of total gross added Premium Subscribers, while our free trial offers and global campaigns also accounted for a significant portion of gross added Premium Subscribers. In addition, there was an increase in the number of Premium Subscribers on our Duo Plan.

Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of September 30, 2020 and 2019.

	As of September 30
	2020	2019	Change
	(in millions, except percentages)
Ad-Supported MAUs	185	141	44	31%

Ad-Supported MAUs were 185 million as of September 30, 2020 and 141 million as of September 30, 2019, which represented an increase of 31%. Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service, both through geographic expansion and consumer marketing. Ad-Supported MAUs also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased Ad-Supported User engagement and customer satisfaction.

Premium ARPU
Premium average revenue per user ("ARPU") is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Fiscal year-to-date figures are calculated by averaging Premium ARPU for the quarters in such period.

The table below sets forth our average Premium ARPU for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
Premium ARPU	€4.19	€4.67	€(0.48)	(10)%	€4.33	€4.75	€(0.42)	(9)%

For the three months ended September 30, 2020 and 2019, Premium ARPU was €4.19 and €4.67, respectively, which represented a decrease of 10%. The decrease was due principally to a change in Premium Subscriber mix, reducing Premium ARPU by €0.30, and movements in foreign exchange rates, reducing Premium ARPU by €0.19.

For the nine months ended September 30, 2020 and 2019, Premium ARPU was €4.33 and €4.75, respectively, which represented a decrease of 9%. The decrease was due principally to a change in Premium Subscriber mix, reducing Premium ARPU by €0.29, and movements in foreign exchange rates, reducing Premium ARPU by €0.09.

How We Generate Revenue

We operate and manage our business in two reportable segments - Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See Note 5 to our interim condensed consolidated financial statements for additional information regarding our reportable segments.

Premium
We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from the end user. We also bundle the Premium Service with third-party services and products.

Ad-Supported
We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies' clients. Additionally, the Group generates Ad-Supported revenue through arrangements with certain advertising exchange platforms to distribute advertising inventory for purchase on a cost-per-thousand basis through their automated exchange.
Components of our Operating Results
Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of revenue, although certain agreements are based on the greater of a percentage of revenue and an amount for each time a sound recording and musical composition are streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as Family Plan and Student Plan users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-

Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. With minor exceptions, we are effectively currently meeting the targets and, consequently, we are generally paying the lowest percentage of revenue possible per the agreements. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as amounts incurred to produce podcasts and other content. Direct costs incurred to acquire or develop podcasts are recognized as current assets. Cost of revenue includes the consumption of these assets over their useful economic life, which starts at the release of each episode. In most cases, consumption is on an accelerated basis.

Additionally, cost of revenue has historically included discounted trial costs related to our bi-annual trial programs. While we believe our discounted trial programs help drive incremental revenue and gross margins as users convert to full-time Premium Subscribers, these discounted trial programs, which historically have typically begun in the middle of the second and fourth quarters of each year, have led to decreases in gross margins in the first and third calendar quarters as we absorb the promotional expenses of the discounted trial offers. For the nine months ended September 30, 2020, we offered relatively more free trials compared to discounted trials than during comparable periods in prior years, and, as a result, there is less impact on gross margin.

Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in new MAUs, which, in turn, drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to Ad-Supported Users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Expenses primarily comprise costs incurred for development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.

Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, live events and trade shows, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of Premium Services. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.

General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, officers' liability insurance, director fees, and fair value adjustments on contingent consideration.

Results of Operations

Impact of COVID-19 pandemic
The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. In response to the COVID-19 pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, maintaining business continuity, and supporting the global music community, including extending the work-from-home arrangement for all employees that began in March until June 30, 2021, slowing the pace of hiring for the remainder of 2020, and launching the Spotify COVID-19 Music Relief Project, through which we match donations to organizations that offer financial relief to those in the music community most in need around the world up to a total contribution of $10 million.

Although during the third quarter of 2020, we have started to see some return to pre-COVID-19 levels in our users’ engagement with our Service, the full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, including any resurgences, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. For example, although our Ad-Supported revenue returned to growth during the third quarter of 2020, we have continued to face headwinds to our advertising business. Refer to Part II, Item 1A. "Risk Factors" in this document for further discussion of the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Revenue

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
	(in € millions, except percentages)
Premium	1,790	1,561	229	15%	5,248	4,448	800	18%
Ad-Supported	185	170	15	9%	464	461	3	1%
Total	1,975	1,731	244	14%	5,712	4,909	803	16%

Premium revenue
For the three months ended September 30, 2020 and 2019, Premium revenue comprised 91% and 90% of our total revenue, respectively. For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, Premium revenue increased €229 million, or 15%. The increase was attributable primarily to a 27% growth in the number of Premium Subscribers, partially offset by a decrease in Premium ARPU of 10%, as noted above.

For the nine months ended September 30, 2020 and 2019, Premium revenue comprised 92% and 91% of our total revenue, respectively. For the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, Premium revenue increased €800 million, or 18%. The increase was attributable primarily to a 27% increase in the number of Premium Subscribers, partially offset by a decrease in Premium ARPU of 9%, as noted above. The nine months ended September 30, 2020 reflected a change in prior period estimates that reduced revenue by €14 million.

Ad-Supported revenue
For the three months ended September 30, 2020 and 2019, Ad-Supported revenue comprised 9% and 10% of our total revenue, respectively. For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, Ad-Supported revenue increased €15 million, or 9%. This increase was due primarily to a 6% increase in the number of impressions sold, driven largely by our podcast and self-serve channels.

For the nine months ended September 30, 2020 and 2019, Ad-Supported revenue comprised 8% and 9% of our total revenue, respectively. For the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, Ad-Supported revenue increased €3 million, or 1%. This increase was due primarily to an increase in revenue from our self-serve channel and podcasts. These increases were partially offset by a decrease in revenue from our direct channel, driven by a decrease in the average rate per impression as a result of reduced advertising demand due to the COVID-19 pandemic.

Foreign exchange impact on total revenue
The general strengthening of the Euro relative to certain foreign currencies, primarily the U.S. Dollar and Brazilian Real for the three months ended September 30, 2020, and the Brazilian Real, Argentine Peso, and Mexican Peso for the nine months ended September 30, 2020, as compared to the same periods in 2019, had an unfavorable net impact on our revenue. We estimate that total revenue for the three and nine months ended September 30, 2020 would have been approximately €89 million and €112 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable periods in 2019.

Cost of revenue

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
	(in € millions, except percentages)
Premium	1,302	1,142	160	14%	3,784	3,254	530	16%
Ad-Supported	184	148	36	24%	488	407	81	20%
Total	1,486	1,290	196	15%	4,272	3,661	611	17%

Effective January 1, 2020, all podcast content costs are recorded in the Ad-Supported segment. Certain reclassifications have been made to the amounts for prior year in order to conform to the current year's presentation.
Premium cost of revenue
For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, Premium cost of revenue increased €160 million, or 14%, and Premium cost of revenue as a percentage of Premium revenue remained flat at 73%. The increase in Premium cost of revenue was driven primarily by growth in new Premium Subscribers resulting in higher royalty costs, streaming delivery costs, and payment transaction fees of €156 million, €7 million, and €4 million, respectively. These increases were partially offset by a decrease in discounted trial costs of €13 million as we had relatively more users on free trials compared to discounted trials year-over-year.

For the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, Premium cost of revenue increased €530 million, or 16%, and Premium cost of revenue as a percentage of Premium revenue decreased from 73% to 72%. The increase in Premium cost of revenue was driven primarily by an increase in new Premium Subscribers resulting in higher royalty costs, payment transaction fees, and streaming delivery costs of €540 million, €17 million, and €16 million, respectively, partially offset by a decrease in discounted trial costs of €34 million as we had relatively more users on free trials compared to discounted trials year-over-year. The nine months ended September 30, 2020 included a net €7 million benefit relating to settlements with rights holders and changes in prior period estimates for rights holder liabilities. The nine months ended September 30, 2019 included charges related to disputes with certain rights holders of €8 million.

Ad-Supported cost of revenue
For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, Ad-Supported cost of revenue increased €36 million, or 24%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue increased from 87% to 99%. The increase in Ad-Supported cost of revenue was driven primarily by growth in both advertising revenue and streams, resulting in higher royalty costs of €15 million, and an increase in podcast costs and delivery costs of €15 million and €5 million, respectively.

For the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, Ad-Supported cost of revenue increased €81 million, or 20%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue increased from 88% to 105%. The increase in Ad-Supported cost of revenue was driven primarily by an increase in podcast costs of €40 million, growth in streams resulting in higher royalty costs of €20 million, and delivery costs of €14 million. The nine months ended September 30, 2020 included a charge of €5 million relating to changes in prior period estimates for rights holder liabilities.

Foreign exchange impact on total cost of revenue
The general strengthening of the Euro relative to certain foreign currencies, primarily the U.S. Dollar and Brazilian Real for the three months ended September 30, 2020, and the Brazilian Real, Argentine Peso, and Mexican Peso for the nine months ended September 30, 2020, as compared to the same periods in 2019, had a favorable net impact on our cost of revenue. We estimate that total cost of revenue for the three and nine months ended September 30, 2020 would have been approximately €69 million and €88 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable periods in 2019.

Gross profit/(loss) and gross margin

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
	(in € millions, except percentages)
Gross profit/(loss)
Premium	488	419	69	16%	1,464	1,194	270	23%
Ad-Supported	1	22	(21)	(95)%	(24)	54	(78)	(144)%
Consolidated	489	441	48	11%	1,440	1,248	192	15%
Gross margin
Premium	27%	27%			28%	27%
Ad-Supported	1%	13%			(5)%	12%
Consolidated	25%	25%			25%	25%

Premium gross profit and gross margin
For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, Premium gross profit increased by €69 million, and Premium gross margin remained flat at 27%. Premium gross margin remained flat due to a decrease in discounted trial costs offset by an increase in streaming delivery costs as a percentage of revenue.

For the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, Premium gross profit increased by €270 million, and Premium gross margin increased from 27% to 28%. The increase in Premium gross margin was due primarily to a decrease in discounted trial costs.

Ad-Supported gross profit/(loss) and gross margin
For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, Ad-Supported gross profit decreased by €21 million, and gross margin decreased from 13% to 1%. The decrease in Ad-Supported gross margin was due primarily to royalties derived from per play rates in certain markets, where an increase in streams outpaced revenue growth, and an increase in podcast costs. In addition, there was an increase in delivery costs as a percentage of revenue.

For the nine months ended September 30, 2020, gross loss was €24 million, compared to a gross profit of €54 million for the nine months ended September 30, 2019, a change of €78 million. Ad-Supported gross margin decreased from 12% to (5)%. The decrease in Ad-Supported gross margin was due primarily to royalties derived from per play rates in certain markets, where an increase in streams outpaced revenue growth, and an increase in podcast costs. In addition, there was an increase in delivery costs as a percentage of revenue.
Consolidated Operating expenses

Research and development

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
	(in € millions, except percentages)
Research and development	176	136	40	29%	605	442	163	37%
As a percentage of revenue	9%	8%			11%	9%

For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, research and development costs increased €40 million, or 29%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €40 million, which included increased salaries and share-based payments of €19 million and €6 million, respectively, as a result of increased headcount to support our growth, and increased social costs of €11 million, as a result of share price movements.

For the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, research and development costs increased €163 million, or 37%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €154 million, which included increased social costs of €68 million, as a result of share price movements, and increased salaries and share-based payments of €54 million and €19 million, respectively, as a result of increased headcount to support our growth. In addition, there was an increase in information technology costs of €16 million due to an increase in our usage of cloud computing services and additional software license fees. There was also an increase of €9 million due to incremental fees relating to consultants and external contractors. These increases were partially offset by a decrease in expenses relating to travel and employee trainings of €14 million driven by COVID-19 restrictions.

Sales and marketing

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
	(in € millions, except percentages)
Sales and marketing	256	178	78	44%	735	550	185	34%
As a percentage of revenue	13%	10%			13%	11%

For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, sales and marketing expense increased by €78 million, or 44%. The increase was due primarily to an increase in advertising costs of €42 million for marketing campaigns. In addition, there was an increase in personnel-related costs of €15 million primarily due to increased salaries of €8 million, as a result of increased headcount to support our growth. There was also an increase in the cost of providing free trials of €27 million due to an increase in the number of Premium Subscribers on free trials. These increases were partially offset by a decrease in expenses relating to decreased travel and employee trainings of €7 million driven by COVID-19 restrictions.

For the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, sales and marketing expense increased by €185 million, or 34%. The increase was due primarily to an increase in the cost of providing free trials of €89 million as a result of an increase in the number of Premium Subscribers on free trials. There was also an increase in personnel-related costs of €58 million, which included increased social costs of €24 million, as a result of share price movements, and increased salaries of €24 million, as a result of increased headcount to support our growth. In addition, there was an increase in advertising costs of €48 million for marketing campaigns. These increases were partially offset by a decrease in expenses relating to decreased travel and employee trainings of €17 million driven by COVID-19 restrictions.

General and administrative

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
	(in € millions, except percentages)
General and administrative	97	73	24	33%	324	252	72	29%
As a percentage of revenue	5%	4%			6%	5%

For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, general and administrative expense increased by €24 million, or 33%. The increase was due primarily to an increase in personnel-related costs of €23 million, which included increased social costs of €10 million, as a result of share price movements, and increased salaries and share-based payments of €6 million and €5 million, respectively, as a result of increased headcount to support our growth.

For the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, general and administrative expense increased €72 million, or 29%. The increase was due primarily to an increase in personnel-related costs of €52 million, which included increased salaries and share-based payments of €23 million and €13 million, respectively, as a result of increased headcount to support our growth, and increased social costs of €12 million, as a result of share price movements. In addition, there was an increase in charitable contributions of €11 million. There was also an increase of €7 million due the change in the fair value of the contingent consideration. These increases were partially offset by a decrease in expenses relating to decreased travel and employee trainings of €10 million driven by COVID-19 restrictions.

Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short-term investments, and foreign currency gains.

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
	(in € millions, except percentages)
Finance income	14	226	(212)	(94)%	90	268	(178)	(66)%
As a percentage of revenue	1%	13%			2%	5%

For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, finance income decreased €212 million due primarily to a decrease in fair value gains recorded for warrants of €173 million. There was also a decrease of €36 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

For the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, finance income decreased €178 million. The decrease was due primarily to a decrease in fair value gains recorded for warrants of €133 million. There was also a decrease of €41 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

Finance costs
Finance costs consist of fair value adjustment losses on certain financial instruments, interest expense, and foreign currency losses.

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
	(in € millions, except percentages)
Finance costs	(90)	(10)	(80)	NM*	(396)	(230)	(166)	72%
As a percentage of revenue	(5)%	(1)%			(7)%	(5)%
* Percentage change is not meaningful for presentation purpose.
For the three months ended September 30, 2020 as compared to the three months ended September 30, 2019, finance costs increased €80 million. The increase was due primarily to an increase of €48 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. There was also an increase in fair value losses recorded for warrants of €27 million.

For the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, finance costs increased €166 million. The increase was due primarily to an increase in fair value losses recorded for warrants of €93 million. There was also an increase of €66 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

Income tax (benefit)/expense

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
	(in € millions, except percentages)
Income tax (benefit)/expense	(15)	29	(44)	(152)%	(74)	19	(93)	(489)%
As a percentage of revenue	(1)%	2%			(1)%	—%

For the three months ended September 30, 2020, income tax benefit was €15 million, compared to an income tax expense of €29 million for the three months ended September 30, 2019. This change of €44 million is due primarily to an increase in the recognition of deferred tax assets as a result of the increase in the fair value of our long term investment in TME.

For the nine months ended September 30, 2020, income tax benefit was €74 million, compared to and income tax expense of €19 million for the nine months ended September 30, 2019. This change of €93 million is due primarily to an increase in the recognition of deferred tax assets as a result of the increase in the fair value of our long term investment in TME.

Net (loss)/income attributable to owners of the parent

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change		2020	2019	Change
	(in € millions, except percentages)
Net (loss)/income attributable to owners of the parent	(101)	241	(342)	(142)%	(456)	23	(479)	NM*
As a percentage of revenue	(5)%	14%			(8)%	—%
* Percentage change is not meaningful for presentation purpose.
For the three months ended September 30, 2020, net loss attributable to owners of the parent was €101 million, as compared to net income of €241 million for the three months ended September 30, 2019. This change of €342 million is due primarily to an increase in operating loss and finance costs, and a decrease in finance income, partially offset by an increase in income tax benefit.

For the nine months ended September 30, 2020, net loss attributable to owners of the parent was €456 million, as compared to net income of €23 million for the nine months ended September 30, 2019. This change of €479 million is due primarily to an increase in operating loss and finance costs, and a decrease in finance income, partially offset by an increase in income tax benefit.

Non-IFRS Financial Measure
We have reported our financial results in accordance with IFRS as issued by IASB. In addition, we have discussed our results using the non-IFRS measure of Free Cash Flow as discussed below.

We define "Free Cash Flow" as net cash flows from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document.

Set forth below is a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

	Nine months ended September 30,
	2020	2019
	(in € millions)
Net cash flows from operating activities	152	370
Capital expenditures	(43)	(103)
Change in restricted cash	—	4
Free Cash Flow	109	271

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, investments in money market funds, investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short-term investments increased by €144 million from €1,757 million as of December 31, 2019 to €1,901 million as of September 30, 2020.
We believe our existing cash and cash equivalent balances, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, competitive factors, the COVID-19 pandemic, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. While the COVID-19 pandemic has not materially impacted our liquidity and capital resources to date, it has led to increased disruption and volatility in capital markets and credit markets. The pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future. Based on past performance and current expectations, we believe our strong cash and cash equivalents and investments position are critical at this time of uncertainty due to the COVID-19 pandemic, and allow us to use our cash resources for working capital needs, capital expenditures, investment requirements, contractual obligations, commitments, and other liquidity requirements associated with our operations. For additional information, refer to the risk factors discussed under Part II - Other Information, "Item 1A. Risk Factors" below and in our other filings with the SEC.

We have planned capital expenditures of approximately €123 million in the next 12 months associated with the build-out of office space in Los Angeles, New York, Miami, Berlin, and Singapore, among others.

While we continue to make investments in offices and information technology infrastructure through purchases of property and equipment and lease arrangements to provide capacity for the growth of our business, we may slow the pace of our investments due to COVID-19.

Cash Flow

	Nine months ended September 30,
	2020	2019
	(in € millions)
Net cash flows from operating activities	152	370
Net cash flows used in investing activities	(240)	(113)
Net cash flows from/(used in) financing activities	252	(312)
Free Cash Flow(1)	109	271

(1)For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows from operating activities, see "Non-IFRS Financial Measure" above.

Operating activities
Net cash flows from operating activities decreased by €218 million to €152 million for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019. The decrease was due primarily to an increase in operating loss of €228 million, partially offset by non-cash items including depreciation, amortization, and share-based payments expense. In addition, there was an increase in interest payments on lease liabilities of €18 million.

Investing activities
Net cash flows used in investing activities increased by €127 million for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019. The increase was due primarily to an increase in purchases of short term investments of €278 million and a decrease in sales and maturities in short term investments of €82 million, partially offset by a decrease in cash used in business combinations, net of cash acquired, of €194 million, and a decrease in capital expenditures of €60 million.

Financing activities
Net cash flows from financing activities increased by €564 million for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019. The increase was due primarily to an increase in proceeds from the exercise of stock options of €191 million. The nine months ended September 30, 2019 included €408 million in repurchases of ordinary shares, with no material repurchases occurring during the nine months ended September 30, 2020.

Free Cash Flow
Free Cash Flow decreased by €162 million to €109 million for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, due primarily to the decrease in net cash flows from operating activities of €218 million, partially offset by a decrease in capital expenditures of €60 million.

Restrictions on Subsidiaries to Transfer Funds
The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company's direct subsidiaries and such payments by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company's direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. Spotify AB, which, directly or indirectly through its subsidiaries, conducts much of the Group's business, may only make dividends to the Company if there would continue to be full coverage of its restricted equity following such dividend, and only if doing so would be considered prudent under Swedish law given the needs of Spotify AB and its subsidiaries. Loans and other advances from Spotify AB to the Company may be subject to essentially the same restrictions as dividends. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company's ability to fund its financial and other obligations.

Indebtedness
As of September 30, 2020, we have no material outstanding indebtedness, other than lease liabilities. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.
Off-Balance Sheet Arrangements

As of September 30, 2020, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of September 30, 2020:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	4,297	549	3,601	147	—
Lease obligations (2)	936	85	168	168	515
Purchase obligations (3)	957	322	635	—	—
Deferred and contingent consideration (4)	77	23	33	21	—
Total	6,267	979	4,437	336	515

(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See risk factors discussed under Part II - Other Information, Item 1A. "Risk Factors" below and in our other filings with the SEC.
(2)Included in the lease obligations are short term leases and certain lease agreements that the Group has entered into, but have not yet commenced as of September 30, 2020. Lease obligations relate to our office space. The lease terms are between one and fourteen years. See Note 9 to the interim condensed consolidated financial statements for further details regarding leases.
(3)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast commitments.
(4)Included in deferred consideration are obligations to transfer €43 million of cash consideration over the next five years to former owners of certain entities we have acquired. Included in contingent consideration is the obligation to transfer a maximum of €34 million of contingent cash payment consideration over the next two years to former owners of an entity we acquired if specified user engagement targets are achieved.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price, and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Volatile market conditions arising from the COVID-19 pandemic may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those used to value certain of our long-term investments. Refer to Part II Item IA. "Risk Factors" in this document for further discussion on the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates due to the COVID-19 pandemic, in particular a weakening of foreign currencies relative to the Euro may negatively affect our revenue. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

The Group is subject to deferred tax as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to its investment in TME.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below shows the immediate impact on loss before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure, at September 30, 2020. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	USD	SEK
Decrease/(increase) in loss before tax	138	(13)

Translation Exposure Sensitivity

The impact on our equity would be approximately €43 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at September 30, 2020.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €2 million and €5 million for the three and nine months ended September 30, 2020, respectively.

Share Price Risk

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company's ordinary share price. Our exposure to this risk relates primarily to the outstanding warrants.

The impact on the fair value of the outstanding warrants with a decrease or increase in the Company's ordinary share price of 10% results in a range of €41 million to €65 million at September 30, 2020.

The impact on the accrual for social costs on outstanding share-based payment awards of a decrease or increase in the Company's ordinary share price of 10% would both result in a change of €18 million at September 30, 2020.

Investment Risk

We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. The impact on the fair value of the Group's long term investment in TME with a decrease or increase of TME's share price used to value the Group's equity interests of 10% results in a range of €1,604 million to €1,961 million at September 30, 2020.

Critical Accounting Policies and Estimates
We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

We believe that the assumptions and estimates associated with revenue, share-based payments, content, warrants, business combinations, determining the incremental borrowing rate, and income taxes have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

There have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F.

Recent Accounting Pronouncements

See Note 2 to our interim condensed consolidated financial statements included in this document for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, if material, as of the dates of the statement of financial position included in this document.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management's estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

For a discussion of legal proceedings in which we are involved, see Note 20 to our interim condensed consolidated financial statements included in this report.

Item 1A. Risk Factors

Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F includes a discussion of our risk factors. The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Annual Report on Form 20-F. Except as presented below, there have been no material changes to our risk factors since those reported in Annual Report on Form 20-F.
The COVID-19 pandemic has had, and could continue to have, an adverse impact on our business, operating results, and financial condition.
The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. The full extent to which the COVID-19 pandemic will continue to impact our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. The economic disruption caused by the COVID-19 pandemic has adversely affected, and could continue to adversely affect, the levels of advertising spending and consumer spending on discretionary items, which in turn adversely affect our ad sales and Subscriber acquisition and retention. Limitations on travel, "stay at home" orders, social distancing requirements, and other governmental actions implemented in response to COVID-19 led to changes as to how our users consume music and podcasts, and, although we have started to see some return to pre-COVID-19 levels in our users’ engagement with our Service, any failure to predict or address such changes in our users' engagement with our Service arising from the COVID-19 pandemic, could adversely affect our business. As a result of the COVID-19 pandemic, podcasters and other creators or users may experience delays or interruptions in their ability to create and provide content on our platform, and a decrease in the amount or quality of content available on our Service could adversely affect user engagement and harm our business. An extended period of remote working by our employees could introduce or heighten operational challenges, including our ability to launch new products and services or expand our Service to additional geographic markets. Any such effect could cause or contribute to the risks and uncertainties enumerated in our Annual Report on Form 20-F and could materially adversely affect our business, operating results, and financial condition.

Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could impair the delivery of our Service and harm our business.
We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party "cloud" data storage services, to enable our users to receive our content in a dependable, timely, and efficient manner. We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, global pandemics and other public health crises, such as the COVID-19 pandemic, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our Service and unauthorized access to, or alteration of, the content and data contained in our systems that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

Share repurchase activity during the three months ended September 30, 2020 was as follows:

Period	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2020 - July 31, 2020	2,026,000	(2)	$—	(3)	—	$427,748,748
August 1, 2020 - August 31, 2020	—		$—		—	$427,748,748
September 1, 2020 - September 30, 2020	—		$—		—	$427,748,748
Total	2,026,000		$—		—	$427,748,748

(1)On November 5, 2018, the Company announced that the Board of Directors had approved a program to repurchase up to $1.0 billion of the Company's ordinary shares. Repurchases of up to 10,000,000 of the Company's ordinary shares were authorized at the Company's general meeting of shareholders on April 21, 2016. The repurchase program will expire on April 21, 2021. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company's capital allocation strategy of prioritizing investment to grow the business over the long term.
(2)On July 10, 2020, the Company issued 2,026,000 ordinary shares to our Netherlands subsidiary at par value and subsequently repurchased those shares at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and RSU releases under the Company's stock option and RSU plans.
(3)Price paid per share is equal to the USD equivalent of par value, or $0.000706 per share, as of the date of purchase.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: October 29, 2020	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer